SO 4/4/03

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SECURITIES AND EXCHANGE COMMISSION

03015402

| SEC FILE NUMBER |
|---|
| 8- 41748 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Audobon Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street, 27th Floor

(No. and Street)

New York, NY 10019

(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 28 2003 OPC VA 313

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sidney D. Wexler (212) 686-4300

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney D. Wexler

(Name — if individual, state last, first, middle name)

10 East 40th Street, New York, NY 10016

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 10 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, RICHARD POTAPCHUK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Audobon Securities, Inc., as of December 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

X Richard Potapchuk
Signature

X CFO
Title

Barbara A. Bataglia
Notary Public
BARBARA A. BATAGLIA
Notary Public, State of New York
No 01BA4900954
Qualified in Nassau County
Commission Expires July 13 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AUDOBON**
SECURITIES, INC.

9 WEST 57TH STREET
27TH FLOOR
NEW YORK, NY 10019
TEL: (212) 287-4900
FAX: (212) 287-4915

March 27, 2003

United States
Securities & Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA 22312
ATTN: Registrations

**RE: AUDOBON SECURITIES, INC.**

Dear Sir or Madam:

Enclosed please find the Financial Statement for Audobon Securities, Inc. and copy of the Facing Page for the year ending December 31, 2002.

Kindly acknowledge your receipt of this filing, by signing and returning the enclosed copy of this letter in the stamped, self-addressed envelope provided for your convenience.

Please feel free to contact me with any questions you may have regarding this matter.

Thank you.

Sincerely,

Yolanda Fragliossi

Accepted and received by:

____________________________
signature

____________________________
print

**************************************

AUDOBON SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2002

**************************************

CONTENTS

AUDITED FINANCIAL STATEMENTS



pgm\dubswi.fin

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA
212/686-4300

LARRY GREENSTEIN, CPA

## AUDITOR'S REPORT

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have audited the accompanying balance sheet of Audobon Securities, Inc. as of December 31, 2002, and the related statements of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audobon Securities, Inc. as at December 31, 2002, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

*10 East 40th Street, New York, NY 10016*

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

212/686-4300

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have examined the financial statements of Audobon Securities, Inc. as of December 31, 2002 and have issued my report thereon dated March 25, 2003. As part of my examination I have made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and regulation 1.16(d) of the Commodity Futures Trading Commission. This study and evaluation included a review of the procedures for safeguarding customer and firm assets. In addition, I reviewed the practices and procedures followed by the company in making computations of the minimum financial requirements pursuant to the regulations of 1.17.

Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted standards and regulation 1.16(d) the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance that the cost of a system should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management. However, for the purpose of this report under regulation 1.16(d), for the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the benefit of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregations of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ending December 31, 2002, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all the weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believed to be material.

Sidney D. Wexler

SIDNEY D. WEXLER, C.P.A.

New York, New York
March 25, 2003

AUDOBON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| CASH IN BANK | $ | 4,099,888 |
| INVESTMENT IN SECURITIES - USTB (AT COST) | $ | 492,820 |
| INVESTMENTS (AT COST) | $ | 270,300 |
| ACCOUNTS RECEIVABLE | $ | 159,732 |
| LOANS RECEIVABLE - DUBIN & SWIECA HOLDINGS, INC. | $ | 121,482 |
| DUE FROM CLEARING BROKER | $ | 76,868,133 |
| PREPAID EXPENSES | $ | 8,640 |
| **TOTAL CURRENT ASSETS** | $ | 82,020,995 |
| **TOTAL ASSETS** | $ | 82,020,995 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| ACCRUED EXPENSES PAYABLE | $ | 26,788 |
| SECURITIES SOLD NOT YET PURCHASED | $ | 77,241,713 |
| **TOTAL CURRENT LIABILITIES** | $ | 77,268,501 |
| **STOCKHOLDERS' EQUITY:** | | |
| COMMON STOCK NO PAR VALUE | | |
| AUTHORIZED 3,000 SHARES | | |
| ISSUED AND OUTSTANDING 100 SHARES | $ | 25,000 |
| ADDITIONAL PAID IN CAPITAL | $ | 700,000 |
| RETAINED EARNINGS | $ | 4,027,494 |
| **STOCKHOLDERS' EQUITY** | $ | 4,752,494 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 82,020,995 |

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31,2002

**INCOME:**

| | | |
|---|---|---|
| COMMODITY INCOME | $ | 162,355 |
| EQUITY INCOME | $ | 1,160,651 |
| TRADING INCOME | $ | 257,505 |
| OTHER INCOME | $ | 2,678 |
| INTEREST INCOME | $ | 47,749 |
| **TOTAL INCOME** | $ | 1,630,938 |

**OPERATING EXPENSES**

| | | |
|---|---|---|
| OFFICERS SALARY | $ | 773,897 |
| OFFICE SALARIES | $ | 71,200 |
| ADVERTISING EXPENSE | $ | 6 |
| BANK CHARGES | $ | 143 |
| BUSINESS GIFTS | $ | 218 |
| CHARITABLE DONATIONS | $ | 1,152 |
| COMMISSIONS | $ | 12,385 |
| CONFERENCES | $ | (49) |
| DUES AND SUBSCRIPTIONS | $ | 1,281 |
| EMPLOYMENT AGENCY FEE | $ | 3,737 |
| EQUIPMENT LEASING | $ | 378 |
| FIDELITY BOND | $ | 3,937 |
| FREIGHT | $ | 33 |
| INSURANCE | $ | 2,628 |
| MISCELLANEOUS EXPENSE | $ | 7 |
| MOVING AND STORAGE EXPENSE | $ | 325 |
| NYC CORPORATION TAX | $ | 23,093 |
| NYS CORPORATION TAX | $ | 3,943 |
| NYC RENT TAX | $ | 890 |
| OFFICE EXPENSE | $ | 1,243 |
| PAYROLL SERVICE FEES | $ | 192 |
| PAYROLL TAXES | $ | 15,086 |
| POSTAGE AND MESSENGERS | $ | 174 |
| PROFESSIONAL FEES | $ | 31,754 |
| RENT EXPENSE | $ | 25,256 |
| REPAIRS AND MAINTENANCE | $ | 591 |
| SALES AND USE TAX | $ | 1 |
| TELEPHONE EXPENSE | $ | 411 |
| TRAVEL AND ENTERTAINMENT | $ | 3,644 |
| UTILITIES | $ | 121 |
| **TOTAL OPERATING EXPENSES** | $ | 977,677 |
| **NET INCOME** | $ | 653,261 |
| **RETAINED EARNINGS - JANUARY 1, 2002** | $ | 3,374,233 |
| **RETAINED EARNINGS - DECEMBER 31, 2002** | $ | 4,027,494 |

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2002

| | | |
|---|---|---|
| **CASH - JANUARY 1, 2002** | $ | 5,239,601 |
| ADD: NET INCOME | $ | 653,261 |
| DUE FROM CLEARING BROKER | $ | 51,657,996 |
| **TOTAL SOURCE** | $ | 57,550,858 |
| LESS: PREPAID EXPENSES | $ | 996 |
| ACCOUNTS RECEIVABLE | $ | 55,498 |
| ACCRUED EXPENSES PAYABLE | $ | 17,170 |
| LOANS RECEIVABLE - DUBIN & SWIECA HOLDINGS, INC | $ | 2,115,080 |
| SECURITIES SOLD NOT YET PURCHASED | $ | 51,262,226 |
| **TOTAL APPLICATION** | $ | 53,450,970 |
| **CASH - DECEMBER 31, 2002** | $ | 4,099,888 |

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - NAME CHANGE

Dubin & Swieca Securities, Inc., filed with the State of Delaware on August 25, 1997, a Certificate of Amendment of Certificate of Incorporation, to change its name to Audobon Securities, Inc., and it was granted.

NOTE 2 - ORGANIZATION

Audobon Securities, Inc. ("Company") was granted approval as a broker-dealer in securities under the Securities Exchange Act of 1934 by the Securities and Exchange Commission on December 1, 1989. The Company was incorporated in Delaware on June 21, 1989 for the purpose of engaging in the various activities of the securities business.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires maintenance of minimum net capital. At December 31, 2002 the Company had net capital of $3,448,468, which was $3,348,468 in excess of its required net capital of $100,000.

NOTE 4

u

The Company has elected to be treated as a Subchapter "S" corporation for Federal and New York State tax purposes. All income and losses will be taxed to the stockholders individually. New York City does not recognize the Subchapter "S" corporation and therefore, the corporation is liable for any taxes which may be due.

NOTE 5

All common stock is owned by Henry Swieca and Glenn Dubin who are also the company's Managing Directors. The stock has no "Stated Value". It's value on the financial statements reflects the amounts contributed by the shareholders prior to commencing operations. In 2001 the shareholders contributed an additional paid in capital of $700,000.

NOTE 6

The company is a member of the National Futures Association, a self-regulatory organization. The company is required by the NFA to meet certain capital requirements, and to make certain financial disclosures. Management asserts that all requirements have been met.

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

## AUDOBON SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2002

NOTE 7

These financial statements have been prepared under the accrual method of accounting. For tax purposes, the company has elected to report its income and expenses under the cash accounting method.

NOTE 8

The loans receivable from Dubin & Swieca Holdings, Inc. in the amount of $121,482 represent excess payments received by them on behalf of the company as of December 31, 2002. All common expenses incurred by Audobon Securities, Inc., Highbridge Capital Management, LLC, and Dubin & Swieca Capital Management, LLC are paid for by Dubin & Swieca Holdings, Inc. As the principals of Audobon Securities, Inc. and Dubin & Swieca Holdings, Inc. are the same principals, therefore, there is no interest due on these advancements.

NOTE 9

The company has a lease at its present office located at 9 West 57th Street, New York, New York, which expires in the year 2011. The company is not in arrears on its lease at this time.

NOTE 10 - LITIGATION

The General Counsel of Audobon Securities, Inc. has informed us that there are no lawsuits or litigations pending or ongoing at the present time.

NOTE 11 - DUE FROM CLEARING BROKER AND SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased represent listed equity securities that have been sold short and are valued at current market prices. Hedging such short sales is a put-call contract with a broker which represents the entire portfolio of securities sold short. The company earns interest from the broker on the proceeds received from the short sale. The put-call contract and the proceeds from the short sales are included in Due From Clearing Broker on the accompanying Statement of Financial Condition. The Clearing Broker is Bear Stearns Securities Corp.

AUDOBON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31,2002

| | |
|---|---|
| **STOCKHOLDERS' EQUITY - JANUARY 1, 2002** | $ 4,099,233 |
| NET INCOME | $ 653,261 |
| **STOCKHOLDERS' EQUITY - DECEMBER 31, 2002** | $ 4,752,494 |

AUDOBON SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2002

| | |
|---|---|
| TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION | $ 4,752,494 |
| **LESS: NONALLOWABLE ASSETS:** | |
| ACCOUNTS RECEIVABLE | $ 120,336 |
| PREPAID EXPENSES | $ 8,640 |
| INVESTMENTS (AT COST) | $ 270,300 |
| LOANS RECEIVABLE - DUBIN & SWIECA HOLDINGS, INC. | $ 121,482 |
| **TOTAL NONALLOWABLE ASSETS** | $ 520,758 |
| **NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS** | $ 4,231,736 |
| **HAIRCUTS ON SECURITIES:** | |
| OTHER SECURITIES | $ 783,268 |
| **ADJUSTED NET CAPITAL** | $ 3,448,468 |
| MINIMUM NET CAPITAL REQUIREMENTS | $ 100,000 |
| **EXCESS NET CAPITAL** | $ 3,348,468 |

THERE EXISTED NO MATERIAL DIFFERENCES BETWEEN AUDOBON SECURITIES, INC.'S COMPUTATION OF NET CAPITAL ON THE AMENDED UNAUDITED PART 11A AND MY COMPUTATION.